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                                               1934 Act Registration No. 1-14418
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF APRIL 2003

                               -------------------

                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)



                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F [X]   Form 40-F [ ]


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes [ ]   No [X]


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- .)

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     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File Nos. 333-91034 and 333-99073) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.


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DELAY OF MERGER WITH SK IMT

     On March 30, 2003, SK Telecom Co., Ltd. (the "Company") and SK IMT Co., Ltd. ("SK IMT") agreed to delay the completion of the proposed merger of SK IMT into the Company, which was previously announced by the Company in its report on Form 6-K filed on March 3, 2003. The new proposed merger completion date is May 1, 2003 instead of April 1, 2003. Except for the merger completion date, other conditions in the merger contract did not change.

     The Company may at its sole discretion change its current plan concerning its merger with SK IMT. As a result, the merger completion date may be subject to change.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        SK TELECOM CO., LTD.

                                        By: /s/ Sung Hae Cho
                                            ----------------------------------
                                            Name: Sung Hae Cho
                                            Title: Vice President IR Office



Date: April 2, 2003